October 22, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Organic Alliance, Inc.
Amendment No. 1 to Registration Statement on
Form S-1/A filed September 5, 2008
File No. 333-152980

Attn:   Ramin M. Olson

            Division of Corporation Finance

Dear Mr. Olson:

            In response to the Staff’s comment letter to us dated October 3, 2008, we are enclosing herewith Amendment Number 2 to the Registration Statement on Form S-1 of Organic Alliance, Inc. (the “Company”).  We will respond to the Staff’s comments in the same order as set forth in its letter to us.

            1.  We have disclosed on the cover page that the common stock will initially be offered for sale at $1.05 per share and thereafter at prevailing market prices on the Electronic Bulletin Board.  We have also  indicated therein that we will file a post-effective amendment to reflect the change to a market price when and if the shares are quoted on the Electronic Bulletin Board.

Introductory Statement with respect to Staff Comments 2-12

            We note the Staff’s comments in paragraphs 2-12, which, from experience, we generally see in situations where issuers are registering for sale shares that they sold in private placements that were made to either retail or institutional investors.

            In our situation, we are registering only a total of 2,638,250 shares (40% of the public float), and all such shares were issued in connection with our acquisition of Organic Alliance, a privately-held Texas corporation (“Organic Texas”), which we acquired on the basis of a share exchange between Organic Texas and us.  All of the shares we issued to Organic Texas were shares of common stock.  There were no warrants issued.  There were no preferred shares, convertible debentures or other securities convertible into common stock issued.  Accordingly, there are no provisions to revalue or reset the exercise price of convertible securities based upon the price of our securities.  No selling shareholder is an officer, director or affiliate of the Company.  None of the selling stockholders are affiliated or associated, directly or indirectly, with any FINRA members.  None of the selling shareholders has any relationship to each other other than the fact that they own shares in the Company.

Based upon the foregoing, we would respond to the Staff’s comments 2-12 as follows:

            2.  We believe that the registration of the shares based upon the analysis above, is not a primary offering.

            3.  We are not registering any securities underlying warrants.

            4.  There are no payments we have made or intend to make to any selling stockholder, any affiliate of a selling stockholder or any person with whom any selling stockholder has a contractual relationship.  There were no net proceeds received from the sale of warrants, as no warrants are being registered.

            5.  There are no profits realizable by selling shareholders, as none purchased any shares from us.

            6.  There is no possible profit to be realized as a result of any conversion discounts for securities, as there are no such securities.

            7.  There are no proceeds paid or payable by the Company in any warrant transaction.

            8.  There were no prior securities transactions between the issuer and the selling stockholders.  The selling stockholders were stockholders of Organic Texas when it was acquired by the Company,  and such stockholders were not known to the Company prior thereto.

            9.  There are no warrant shares being registered or any other warrant transactions.

            10. The Company is not required to make any payments on any of the overlying or underlying securities.

            11. As indicated in comment 8 above, there was no prior relationship between the Company and its selling shareholders.

            12. The Company has elected to register a portion of the shares acquired by the selling stockholders in connection with its Share Exchange Agreement with Organic Texas.  We believe the number of shares registered is consistent with the shares listed in the fee table.

            13. We have checked the box indicating we are a smaller reporting company.

            14.  We have further discussed in the “Summary—Business and History” that we were inactive from the time our plan of reorganization was approved in October 2002 until our share exchange was closed on April 29, 2008.  We have also indicated that we chose a Share Exchange Agreement because it was less expensive to complete than a statutory merger.

            15. We have revised our exhibit 10.1 to indicate there are 1,000, 028 warrants in each of six classes.

            16. We have deleted the reference to the Private Securities Litigation Reform Act.

            17. We have disclosed the natural person or persons for each legal entity in our Selling Stockholder Table.

18. As indicated above, all of the selling stockholders obtained their shares in connection with the Company’s acquisition of Organic Texas. We have so indicated under “Summary—Description of Selling Stockholders” and under “Selling Stockholders.”

            19. We have revised and amended the “Undertakings” section of the Registration Statement.

            20. We have included the signature of our Chief Financial Officer (Principal Accounting Officer) in the signature page to the Registration Statement.

            Should you have any questions with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,

/s/ Gary A. Argon
Gary A. Agron

GAA/jp

Enclosures